

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 29, 2017

<u>Via E-mail</u>
F. Scott Thomas, Esquire
Teachers Insurance and Annuity
Association of America
8500 Andrew Carnegie Blvd.
Charlotte, North Carolina 28262

     Re: **TIAA Real Estate Account**
                 Registration Statement on Form S-1
                 Filed March 21, 2017
                 File No. 333-216849

Dear Mr. Thomas:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

                           Sincerely,

                           /s/ Tom Kluck

                           Tom Kluck
                           Legal Branch Chief
                           Office of Real Estate and
                           Commodities

cc: Stephen Leitzell, Esq.